EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

GOLF GALAXY, INC.

ARTICLE I

The name of this Corporation is Golf Galaxy, Inc.

ARTICLE II

The registered office of this Corporation is located at 380 Jackson Street, Suite 418, St, Paul, Minnesota  55101 and the name of the registered agent at the aforementioned address is Corporation Service Company.

ARTICLE III

This Corporation is authorized to issue an aggregate total of 1,000 shares, all of which shall be designated Common Stock, having a par value of $.01 per share.

ARTICLE IV

No shareholder of this Corporation shall have any cumulative voting rights.

ARTICLE V

No shareholder of this Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or similar provisions of future law) to subscribe for, purchase, or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

ARTICLE VI

An action required or permitted to be taken at a meeting of the Board of Directors of this Corporation may be taken by a written action signed or counterparts of a written action signed in the aggregate, or consented to by authenticated electronic communication, by all of the directors unless the action need not be approved by the shareholders of this Corporation, in which case the action may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all of the directors were present.

ARTICLE VII

To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.  Neither the amendment, modification or repeal of this Article nor the adoption of any provision in these articles of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

ARTICLE VIII

At any time that the Corporation is not a “publicly held corporation” (as defined by Minnesota Statutes Section 302A.011, sub. 40), an action required or permitted to be taken at a meeting of the shareholders of this Corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

ARTICLE IX

To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a shareholder of this Corporation shall not be entitled to dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, an amendment of the articles of incorporation.

ARTICLE X

Minnesota Statutes Section 302A.449, sub. 7, and 302A.671 (all as may be amended from time to time) concerning Control Share Acquisitions shall not apply to this Corporation.